Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
We consent to the reference to our firm under the caption "Experts" in the Registration Statement (Form S-3) and related Prospectus of Akebia Therapeutics, Inc. for the registration of shares of its debt securities, common stock, preferred stock, warrants, and units and to the incorporation by reference therein of our reports dated March 14, 2024, with respect to the consolidated financial statements of Akebia Therapeutics, Inc., and the effectiveness of internal control over financial reporting of Akebia Therapeutics, Inc., included in its Annual Report (Form 10-K) for the year ended December 31, 2023, filed with the Securities and Exchange Commission.
/s/ Ernst & Young LLP
Boston, Massachusetts
September 3, 2024